SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  May 11, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated May 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   May 11, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Alternext US LLC:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release -  May 05, 2009

Tanzanian Royalty Files Preliminary 43-101 Compliant Technical Report For Kigosi Gold Project in Tanzania

Tanzanian Royalty is pleased to announce that a preliminary National Instrument 43-101 compliant Technical Report has been completed for its Kigosi Gold Project in Tanzania. Kigosi is one of 17 projects the Company now has underway in Tanzania.

Based on the results of this report, the Company intends to proceed with a resource calculation for the Luhwaika and Igunda prospects which have been the focus of exploration activities at Kigosi to date.

Venmyn Rand (Pty) Ltd., an independent consulting firm from South Africa, was awarded the contract for the comprehensive resource report in February of this year. Their report will take into account 519 RC (Reverse Circulation) drill holes, 15 diamond drill holes and will include the following key elements:

•

a block model of the grade of gold resources

•

volume calculations for gold resources

•

a grade tonnage curve for gold resources

The two exploration areas to be addressed in the report, Luhwaika and Igunda, comprise a relatively small portion of the Kigosi property which consists of 39 prospecting licenses and applications covering some 1,092 square kilometres.

Given the broad distribution of gold values at Kigosi and the well-established association of gold deposits with structural features, the Company believes there is a high probability of discovering additional gold deposits on the Kigosi property along major trend lines.

With exploration activities to date focusing on Luhwaika and Igunda along with regional biogeochemistry and soil geochemistry programs, Tanzanian Royalty wishes to emphasize that for the vast majority of the project area no previous exploration activity had taken place prior to the Company securing the prospecting licenses.

Future exploration programs will include aggressive exploration on the mineralized surface gravels at Kigosi plus follow-up work on regional soil and biogeochemistry targets. Any specific exploration work (including drilling) recommended by Venmyn in its 43-101 compliant resource report will be addressed in a timely fashion said the Company’s Chairman and CEO, James E. Sinclair.

The evaluation of surface gravels at Kigosi is being undertaken with a view to assessing the potential for low cost open pit production and cash flow which would then be employed to develop the property on a larger scale.

“This was a time-tested practice during the evolution of some of the world’s largest gold producers,” noted Sinclair, who predicted that “conventional wisdom” was certain to make a comeback after the recent meltdown in global financial markets.

While Tanzanian Royalty’s primary business model is that of a royalty company, the Company’s immediate plans are to develop Kigosi in-house to optimize its value for shareholders, he said.

The qualified persons who signed the preliminary Technical Report are John Deane, Pr.Sci.Nat President of Tanzanian Royalty and Peter Zizhou, Pr.Sci.Nat Senior Project Geologist Tanzanian Royalty. Mr. Deane and Mr. Zizhou have reviewed and approved this release.

The full technical report will be posted on SEDAR at http://www.sedar.com and on the Tanzanian Royalty website at http://www.TanzanianRoyalty.com .

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Alternext US LLP have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.